December 5, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (281) 618-0500

Martin Ferron
Chief Executive Officer
Helix Energy Solutions Group, Inc.
400 North Sam Houston Parkway East
Houston, Texas 77060

> **Re:** **Helix Energy Solutions Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2007**
> **File No. 001-32936**

Dear Mr. Ferron:

We have reviewed your response letter dated September 20, 2007, and have the following comments. Please respond to our comments by December 19, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 21

1. We note your responses to prior comments 11, 12, and 15, and we reissue the comments. You state that the disclosure of actual qualitative and quantitative targets and goals established for 2006 and 2007 would result in competitive harm. As requested in prior comments 12 and 15, provide a detailed analysis as to how disclosure would cause competitive harm. Also, to the extent you have an appropriate basis for omitting the requested information, please discuss how difficult it will be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

2.   You state in your response to prior comment 14 in the third bullet of the proposed disclosure that an additional discretionary bonus was awarded to certain named executive officers in 2006 in recognition of the Company's accomplishment of certain projects. Please identify and describe in some detail such accomplishments, including the factors considered in determining to award the discretionary bonus.

<u>Employment Agreements and Change of Control Provisions, page 31</u>

3.   It appears that you have not fully addressed prior comment 18. We therefore reissue the comment in part. Please discuss how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor